Filed Pursuant to Rule 433 of the Securities Act of 1933
Issuer Free Writing Prospectus dated June 22, 2020
Registration No. 333-239177

Avinger, Inc.

Dated June 2020

This free writing prospectus relates to a public offering of shares of Common Stock and should be read together with the preliminary prospectus dated June 22, 2020 (the "Preliminary Prospectus") that was included in Amendment No. 1 to the Registration Statement on Form S-1 relating to the offering of our Common Stock. On June 22, 2020, Avinger filed Amendment No. 1 to the Registration Statement on Form S-1 related to this offering of our Common Stock, which may be accessed for free by visiting EDGAR on the SEC website at http://www.sec.gov.

References to "Avinger," "we," "us" and "our" are used in the manner described in the Preliminary Prospectus.



AVINGER | LUMIVASCULAR™

IMAGE GUIDED THERAPY

June 2020

SAFE HARBOR

These slides and the accompanying oral presentation contain forward-looking statements about Avinger, Inc. ("Avinger" or the "Company") and its business. All statements other than statements of historical fact contained in this presentation, including statements regarding business strategy and plans and objectives for future operations are forward-looking statements. Avinger has based these forward-looking statements on its estimates and assumptions and its current expectations and projections about future events. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those that may be described in greater detail in the Company's most recent quarterly report on Form 10-Q or annual report on Form 10-K filed with the U.S. Securities and Exchange Commission (the "SEC"). In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this presentation are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. Avinger undertakes no obligation to update publicly or revise any forward-looking statements for any reason after the date of this presentation, to conform these statements to actual results or to changes in Avinger's expectations.

Certain data in this presentation was obtained from various external sources, and neither the Company nor its affiliates, advisers or representatives has verified such data with independent sources. Accordingly, neither the Company nor any of its affiliates, advisers or representatives makes any representations as to the accuracy or completeness of that data or to update such data after the date of this presentation. Such data involves risks and uncertainties and is subject to change based on various factors.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of the Company.

FREE WRITING PROSPECTUS

This presentation highlights basic information about us and the offering. Because it is a summary that has been prepared solely for informational purposes, it does not contain all of the information that you should consider before investing in our company. Except as otherwise indicated, this presentation speaks only as of the date hereof.

This presentation does not constitute an offer to sell, nor a solicitation of an offer to buy, any securities by any person in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation.

Neither the Securities and Exchange Commission (the "SEC") nor any other regulatory body has approved or disapproved of our securities or passed upon the accuracy of adequacy of this presentation. Any representation to the contrary is a criminal offense.

This presentation includes industry and market data that we obtained from industry publications and journals, third-party studies and surveys, internal company studies and surveys, and other publicly available information. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry and market data to be reliable as of the date of this presentation, this information could prove to be inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. In addition, we do not know all of the assumptions that were used in preparing the forecasts from the sources relied upon or cited herein.

We have filed a Registration Statement on Form S-1 with the SEC, including a preliminary prospectus dated June 15, 2020 (as amended, the "Preliminary Prospectus") and an amended Form S-1/A dated June 22, 2020, with respect to the offering of our securities to which this communication relates. Before you invest, you should read the Preliminary Prospectus (including the risk factors described therein) and, when available, the final prospectus relating to the offering, and the other documents filed with the SEC, for more complete information about us and the offering. You may obtain these documents, including the Preliminary Prospectus, for free by visiting EDGAR on the SEC website at http://www.sec.gov.

Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus if you request it by contacting Aegis Capital Corp., Attn: Syndicate Department, 810 7th Avenue, 18th Floor, New York, NY 10019, by email at syndicate@aegiscap.com, or by telephone (212) 813-1010.

Offering Details

Issuer	Avinger, Inc.
Ticker/Exchange	AVGR / Nasdaq Capital Market
Gross Offering Proceeds	$4,500,000 (excluding over-allotment option)
Over Allocation	15%
Securities Issued	Common Stock
Use of Proceeds	For working capital and general corporate purposes, which may include research and development of our Lumivascular platform products, preclinical and clinical trials and studies, regulatory submissions, expansion of our sales and marketing organizations and efforts, intellectual property protection and enforcement and capital expenditures.
Book-Runner	Aegis Capital Corporation

Investment Highlights

Disruptive Image-Guided Therapy for PAD

Differentiated Solution

The **first and only intravascular image-guided**, catheter-based system for diagnosis and treatment of PAD

Large Market Opportunity

In the U.S. **over 21 million people** projected to suffer from PAD by 2020[1]; U.S. atherectomy market estimated to be **>$500 million**[2]

Complementary Product Road Map

Multiple product launches anticipated in 2020 – 2021 to expand the addressable market and drive new revenue opportunities

Scalable Financial Model

Ramping procedures expected to drive **increased revenue and contribution margin**, creating operating profit leverage

Extensive IP Portfolio

160 total patents granted and pending covering key aspects of design, manufacturing and therapeutic use of OCT imaging platform and devices


Normal artery
Atherosclerotic artery
Normal blood flow
Artery wall
Decreased blood flow
Arteries supplying blood to leg
Plaque
Artery cross-section
Narrowed artery

PERIPHERAL ARTERY DISEASE (PAD)

(1) The Sage Group 2010 (2) Millennium Research Group, December 2014.
PAD Image by Jmarchn - Own work, CC BY-SA 3.0 https://commons.wikimedia.org/w/index.php?curid=31200275

LUMIVASCULAR PLATFORM

Real-time Intravascular Visualization during Treatment of PAD


LIGHTBOX

Imaging Console "Razor"

- 75+ active installed units
- FDA 510(k) cleared
- CE Marking
- Re-usable, multi-display mobile unit
- High-definition OCT imaging for diagnostic and therapeutic applications

Catheters "Razor Blade"

PANTHERIS™



- First-ever Image-guided atherectomy catheter
- Next Generation Pantheris – FDA clearance May 2018
- Pantheris SV (Small Vessel) – FDA clearance April 2019

OCELOT™



- Only image-guided CTO crossing catheters
- Three product configurations on the market
- CONNECT II - best-in-class clinical data

OCT IMAGE-GUIDED THERAPY

Unsurpassed Visualization – high definition, light-based, no ionizing radiation

Optical Coherence Tomography (OCT)


OCELOT
MEDIA
EXTERNAL ELASTIC LAMINA
ADVENTITIA


PANTHERIS
ADVENTITIA
EXTERNAL ELASTIC LAMINA
MEDIA
BALLOON

Fluoroscopy (X-Ray)



PROBLEM

Arterial Damage Leads to Restenosis

Healthy Arterial Structures


MEDIA
EXTERNAL ELASTIC LAMINA
ADVENTITIA

The external elastic lamina (EEL) is the border between the media and the adventitia.

Restenosis


DISRUPTED EXTERNAL ELASTIC LAMINA
MEDIA
ADVENTITIA

Disruption to external elastic lamina and adventitia leads to an aggressive healing response, commonly referred to as restenosis.

LUMIVASCULAR

Minimizing Damage to Adventitia

Traditional Atherectomy[1]

Adventitial Disruption


47%
53%
No Disruption of Adventitia
Disruption of Adventitia

Traditional Atherectomy[1]

Restenosis at One Year


100
80
60
40
20
11%
97%
No Disruption of Adventitia
Disruption of Adventitia

VISION Trial (Pantheris)

Tissue Analysis[2]


1%
99%
No Disruption of Adventitia
Disruption of Adventitia

AVINGER

(1) Histopathological Evidence of Adventitial or Medial Injury is a Strong Predictor of Restenosis During Directional Atherectomy for Peripheral Artery Disease. J Endovasc Ther. 2015 Oct;22(5):712-5. doi: 10.1177/1526602815597683. Epub 2015 Jul 24
(2) FIH Data on file at Avinger, Inc.


PANTHERIS
LUMIVASCULAR ATHERECTOMY

PANTHERIS

Image-Guided Atherectomy for Precision and Safety

SEE



SEE the layers and disease

DIRECT



DIRECT treatment to preserve the EEL

REMOVE



REMOVE the disease

PANTHERIS

Visualization. Precision. Safety.


Time: 09:14:41
Device: Pantheris 8F
avinger
MEDIA
ADVENTITIA
EEL
BALLOON
MIDDLE MARKER

VISION IDE

Pantheris Clinical Data

130 PATIENTS | 20 SITES | 164 LESIONS | 7.3 ± 4.1cm MEAN LESION LENGTH | SFA-POPLITEAL LESION LOCATION

Luminal Gain | 72%



100%
80%
60%
40%
20%
0%
79%
30%
22%
Pre-Stenosis
Pantheris Standalone
Pantheris +/- Adjunctive Therapy

Adventitia | Analysis



1.1%
98.9%
% Adventitia Area
No Adventitia

TLR 6 Months | 8%



100%
80%
60%
40%
20%
0%
8%
6 mo Target Lesion Revascularization (TLR by Patient)

0% Dissections

0% Perforations

OCELOT

Lumivascular CTO Crossing



NON-LAYERED STRUCTURES
MIDDLE MARKER
LAYERED STRUCTURES

Fluoroscopy

No visualization of arterial structures



CTO = Chronic Total Occlusions

2020 – 2022

Strategic Growth Drivers

1

Drive Utilization

Drive utilization at current sites and open new sites in current markets

2

Expand Markets

Expand sales team, launch new sites in underserved areas

3

Launch New Devices

Devices in development to expand market and revenue per site

4

Advance Clinical Data

Produce compelling clinical outcomes data to support utilization and value





PANTHERIS

New and Improved Products Drive Revenue Growth

Total Pantheris Revenue ($000)


$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$-
Next Gen Launch
SV Launch
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20

Y/Y Growth	+37%	+74%	+46%	+40%	+81%	+69%	+75%

PANTHERIS

Next Generation

Multiple improvements for performance and reliability

- Enhanced Petal Cutter Design
- Redesigned Inflation System with Single Balloon
- Stiffer Catheter Shaft
- Reinforced Vented Nosecone in Standard and XL Lengths
- Markers on Shaft for Longitudinal Positioning



FDA 510(K) CLEARANCE APRIL 2019

Pantheris SV (Small Vessel)



FULL COMMERCIAL LAUNCH SEPTEMBER 2019

Product shipped to 70 accounts by end of Q1 2020

- Anticipate addressable market of ~$180M
- Longer length and lower profile to enable treatment of smaller vessels, including those below-the-knee (BTK), estimated to account for 1/3 of atherectomy procedures
- Differentiated solution for complex disease in high need population

Pre-treatment | Post-treatment



Pantheris SV Case Study

Product Pipeline and Milestones

PRODUCT	ESTIMATED MARKET OPPORTUNITY	ANTICIPATED U.S. PRODUCT LAUNCH	COMMENTARY
Pantheris SV	$180M	**Launched Q3 2019**	Longer length, lower profile for small vessels, including BTK (below-the-knee)
Ocelaris PAD	$90M	**2H 2020**	Next generation Peripheral CTO-crosser
Lightbox L300	$100M	**1H 2021**	Miniaturized solid state console with full integration



Ocelaris PAD


LIGHTBOX3

L300

CE MARKING DECEMBER 2019

Ocelaris Next Generation CTO Crossing

- **Enhanced imaging and CTO crossing capability in challenging lesions**
  - Up to 1000 rpm rotation speed generates Pantheris-like imaging
  - Proprietary tip design and faster rotation improves crossing capability
- **Variable angle tip deflection delivers precise maneuverability**
- **Low profile design allows for 5F sheath compatibility**
- **U.S. 510(k) filing with FDA in May 2020**
- **Exciting opportunity to expand platform to Coronary CTO**
  - Unmet clinical need and driver of highly invasive bypass surgery



Limited commercial availability in Europe. Not available for sale in United States.

New L300 Platform

Radically reduced footprint and lower cost

- **Multiple system installation options**
  - Lab integration, cart-based, portable
- **Variable high-speed catheter rotation capability**
  - Enhanced OCT imaging
  - Optimal device effectiveness
- **Reimagined software system**
  - Emphasis on speed and simplicity
  - Vessel measurement
  - Automatic catheter identification
- **U.S. 510(k) filing anticipated Q4 2020**


LIGHTBOX3
AVINGER
11"
17"
5"

Currently in development at Avinger. Not available for sale.

Clinical Data Programs

SCAN Clinical Study – OCT vs. IVUS in Peripheral Arteries

- Post-market study comparing Pantheris OCT imaging to intravascular ultrasound (IVUS) as a diagnostic imaging tool – supports incremental reimbursement initiative
- Initial data release Q4 2018; **Publication in February 2020**

INSIGHT IDE Clinical Trial – In-Stent Restenosis (ISR)

- IDE trial to support 510(k) submission for ISR label expansion; 16 US/OUS Sites
- Interim results from first 36 patients presented at CVC clinical conference in Q3 2019
  - **72% average luminal gain** following treatment with Pantheris alone; **>90% reduction** with adjunctive therapy
  - **95% freedom from target lesion revascularization** (TLR) at 6 months
- **Enrollment anticipated to be completed 1H 2020**

IMAGE-BTK Clinical Study – Pantheris SV

- Post-market study evaluating safety and efficacy in real-world clinical setting
- Multi-center study with evaluation at 30 days, 6 months and 1-year post-procedure
- **Enrollment initiated January 2020; temporarily paused due to COVID-19**

U.S. and International Sales Regions



	U.S.	EUROPE	ASIA PACIFIC
	23 Sales Professionals • VP: 1 • Regional Sales Directors: 2 • Territory Sales Managers: 11 • Clinical Specialists: 9	**International Sales VP: 1** Direct Sales in Germany Sales through distributors in Switzerland, UAE, and Turkey	Sales through distributors in Australia and Hong Kong Large market opportunity in China and Japan; Partner discussions
Regulatory Status	Approved	Approved	Approved (Australia & Hong Kong) Regulatory approval required (China & Japan)

As of March 31, 2020

U.S. National Agreements

Department of Veterans Affairs

HEALTHTRUST

ASCENSION

COMMERCIAL EXPANSION AND ROBUST PIPELINE

Recent and Key Upcoming Milestones

2019	2020	
2H	1H	2H
Commercial roll-out/national launch of Pantheris SV	U.S. 510(k) filing for Ocelaris next gen CTO-crosser	U.S. 510(k) clearance for Ocelaris and initial U.S. market launch
Interim INSIGHT study results – treatment of in-stent restenosis (ISR)	Completion of enrollment in INSIGHT clinical study (ISR)	U.S. 510(k) filing to add ISR indication for Pantheris
CE Marking for Ocelaris next gen CTO-crosser and successful first cases in Europe	Initiation of enrollment in IMAGE-BTK clinical study (Pantheris SV)	Completion of enrollment in IMAGE-BTK study
Asia Pacific expansion – launches in Australia and Hong Kong	Completion of design phase for L300 Lightbox imaging system	U.S. 510(k) filing for L300 Lightbox imaging system

COVID-19 Impact and Response

Market Impact

- Strong Q1 2020 results: 23% year-over-year increase in total revenue to $2.3 million; 75% increase in Pantheris revenue to $1.6 million
- COVID-19 impact on case volume and revenue beginning March 2020, due to deferral of elective procedures
- Critical cases continue, such as treatment of critical limb ischemia (CLI) patients
- Deceleration in total case activity in Q2 2020 as elective cases continue to defer in accordance with U.S. Surgeon General and CMS guidance and limitations on hospital resources
- Currently anticipating increased activity when COVID-19 lessens and deferred cases rebook

Avinger Response

- Implemented 20% salary reduction company-wide; reduced manufacturing employee hours
- Adjusted production schedules to match anticipated demand, pushed out supply orders
- Reduced discretionary spending across all areas
- Received $2.3 million Payment Protection Program loan under CARES Act (April 2020)
- Focused sales activity on supporting critical cases, updating training programs and maximizing case efficiency
- Key strategic initiatives remain on track, including product development and INSIGHT clinical study milestones; IMAGE-BTK study patient enrollment delayed

Capitalization Table and Selected Financials*

SECURITIES AT MARCH 31, 2020 (AS ADJUSTED TO INCLUDE APRIL 2020 OFFERING)	COMMON EQUIVALENTS
Common Stock*	31,311,359
Series A Preferred[1] (48,325 outstanding / $20.00 conversion)	2,416,250
Series B Preferred (178 outstanding / $0.25 conversion)	712,000
Warrants – Series 1-4 (~$15 avg. exercise price)	2,753,999
Employee Options and Restricted Stock	888,929
Outstanding Shares Assuming Full Conversion incl. Series A	38,082,537

SELECTED FINANCIALS AT MARCH 31, 2020	
Cash Balance*	$12.9 million
Debt Balance	$ 9.4 million

**Includes the impact of $3.6M gross ($3.0M net) equity capital raise in the second quarter of 2020 totaling 14.5M shares and other items*

AVINGER

[1]Series A Preferred Stock resulted from the conversion of debt held by CRG Partners. Series A is not convertible at this time, due to amendment completed in Oct 2018.

AVINGER

Opportunity Summary



Proprietary solutions for large and growing PAD market, with potential expansion to Coronary Artery Disease (CAD) market

Lumivascular platform is the only technology that combines real-time intravascular imaging with highly effective therapy for the treatment of PAD

Next Generation Pantheris driving positive sales results and growing recurring revenue base

Pantheris SV national launch expected to accelerate revenue growth of the Pantheris product line

Robust product development and clinical data pipeline to position the company for future growth

Efficient, lean operating structure focused on driving recurring revenue and scale

Appendix



Management Team

Jeff Soinski – Chief Executive Officer

Jeff Soinski has served as our President, Chief Executive Officer and a member of our Board of Directors since December 2014. From its formation in September 2009 until the acquisition of its Unisyn business by GE Healthcare in May 2013, Mr. Soinski served as Chief Executive Officer of Medical Imaging Holdings and its primary operating company Unisyn Medical Technologies, a national provider of technology-enabled products and services to the medical imaging industry. Mr. Soinski served periodically as a Special Venture Partner from July 2008 to June 2013 and as a Special Investment Partner since October 2016 for Galen Partners, a leading healthcare-focused private equity firm. From 2001 until its acquisition by C.R. Bard in 2008, Mr. Soinski was President and CEO of Specialized Health Products International, a publicly-traded manufacturer and marketer of proprietary safety medical products. Earlier in his career, Mr. Soinski was President and CEO of ViroTex Corporation, a venture-backed pharmaceutical drug delivery company he sold to Atrix Laboratories in 1998.

Mr. Soinski served on the board of directors of Merriman Holdings, parent of Merriman Capital, a San Francisco-based investment banking and brokerage firm, from 2008 until March 2016. He holds a B.A. degree from Dartmouth College.

Mark Weinswig – Chief Financial Officer

Mr. Weinswig joined Avinger in June 2018 and brings extensive strategic and operational financial experience, including almost 20 years in financial leadership positions in private and publicly-traded technology companies. Mr. Weinswig previously served as the CFO of Emcore, One Workplace, and Aqua Metals. Earlier in his career, he held senior financial positions at Coherent and Oclaro. Mr. Weinswig began his career in public accounting at PricewaterhouseCoopers and worked at Morgan Stanley as an Equity Research Analyst.

He has held both Certified Public Accountant (CPA) and Chartered Financial Analyst (CFA) designations, and received an MBA from Santa Clara University and a BS in Accounting from Indiana University.

Management Team

Himanshu Patel – Chief Technology Officer

Himanshu Patel has served as Chief Technology Officer of Avinger since co-founding the Company in 2007. Mr. Patel brings over 25 years of design experience developing medical devices, primarily for cardiovascular and peripheral artery disease treatment. He has extensive experience leading R&D and manufacturing operations across several companies and has served as a named inventor in more than 25 medical device patents. Mr. Patel spearheaded engineering efforts of the current platform of image-guided ("Lumivascular") interventional devices at Avinger and has played a central role in the development of products that have generated over $1 billion in shareholder value over the course of his career. Prior to Avinger, Mr. Patel led R&D activities as the Director of Advanced Technologies at FoxHollow, where he led the engineering efforts of a $180 million revenue product. His other experience includes medical device design and development at EndoTex Interventional Systems and improving the manufacturing processes of medical devices at General Surgical Innovations, amongst others. Mr. Patel has a proven track record of developing products that exceed customer expectations, with a focus on cost containment, speed to market, and manufacturability.

Mr. Patel holds a B.S. in Mechanical Engineering from M.S. University of Baroda, India, and an M.S. in Mechanical Engineering from the University of Florida.

Jaafer Golzar, MD, FACC, FSCAI – Chief Medical Officer

Jaafer Golzar, MD, joined Avinger in July 2018 and serves as our Chief Medical Officer. Dr. Golzar is a practicing interventional cardiologist with Advocate Medical Group and a key opinion leader in the treatment of peripheral artery disease. He is the Director of Limb Salvage and Endovascular Intervention at Advocate Trinity Hospital in Chicago. Dr. Golzar is also a leading educator on interventional techniques and technologies and is the founder of the Chicago Endovascular Conference (CVC), an international-scale annual conference designed to address the educational needs of physicians treating patients with peripheral arterial and venous diseases. Prior to joining Avinger, Dr. Golzar was also Medical Director – Interventional Vascular for BTG International. He has participated in multiple clinical research trials, including studies of PAD treatment with atherectomy, drug-eluting balloons and stents and has authored numerous publications in peer-reviewed journals. As a recognized leader in the endovascular community, Dr. Golzar has received multiple accolades including the prestigious Pioneers in Performance - North America Award in 2014. He is a Fellow of the American College of Cardiology and of the Society for Cardiovascular Angiography and Interventions.

Dr. Golzar has a B.S. from the University of Arkansas at Little Rock and an M.D. degree from the University of Arkansas College of Medicine.

Attractive and Growing Market

U.S. PV Device Market
($ IN BILLIONS)



$5
$4
$3
$2
$1
$0
$3.1
$3.2
$3.4
$3.6
$3.9
$4.1
2015A
2016E
2017E
2018E
2019E
2020E

U.S. PV Device Market is expected to be $3.6 billion in 2018 and expected to grow at a rate of 2.3% until 2023

2016 U.S. Market by Device Type
($ IN MILLIONS)



$82
$50
$911
$817
$464
$401
$316
$178
CTO Crossing Devices
EPDs
PV Stents
Aortic Stent Grafts
Atherectomy Devices
PTA Balloon Catheters
PV Accessory Devices
Synthetic & Biologic Surgical Grafts

Atherectomy procedures and CTO procedures are expected to grow at 11.4% and 7.7% through 2023

2016 U.S. Market Size for Endovascular Treatment of Pad

TREATMENT	PROCEDURES	MARKET SIZE
Amputations[1]	200,000	-
Bypass[2]	160,000	-
Surgical Procedures	**360,000**	**-**
Stents[3]	314,000	$523M
Angioplasty[3]	560,000	$240M
Atherectomy	149,000	$464M
CTOs	155,000	$82M
Endovascular Procedures[4]	**620,000**	**$1,309M**

Total atherectomy and CTO market size in 2016 was $546 million

Source: Unless otherwise noted, data is from Millennium Research Group, December 2014
1) The Sage Group, 2014
2) Journal of Vascular Surgery, 2009
3) For PAD, includes only Iliac, Femoropopliteal and Infrapopliteal indications
4) Total endovascular procedures are less than sum of the individual categories due to use of same technologies in same procedure

AVINGER

Competitive Positioning



COMPANY	PRODUCT	MARKET SHARE	APPROACH	LUMINAL GAIN	AVOIDS ADVENTITIA DISRUPTION	REMOVAL OF PLAQUE	RADIATION & CONTRAST SPARING	IMAGING & VESSEL MEASUREMENT
Avinger	**Pantheris**	**<5%**	**Directional Atherectomy**	◕	●	●	●	●
Covidien / Medtronic	SilverHawk	29%	Directional Atherectomy	◕		●		
CSI	Diamondbac k 360	35%	Orbital Atherectomy	◔	◐			
Philips (Spectranetics)	Turbo Elite	19%	Laser Ablation	◔	◐			
Boston Scientific	Jetstream / Rotablator	11%(1)	Rotational Atherectomy	◐	◔	◔		
Philips (Volcano)	Phoenix	<5%	Rotational Atherectomy	◔	◔	◔		

Source: Estimated Market Share 12 mos. ended Sept 2017 (based on DRG and other sources)(1) Boston Scientific market share not differentiated between Jetstream and Rotablator

CASE STUDY

Pantheris

Plaque removed from artery during Pantheris procedure





Pre Pantheris



Post Pantheris



CONNECT II

Ocelot Clinical Data

100 PATIENTS | 14 SITES | 166mm MEAN LESION LENGTH | SFA & POPLITEAL LESION LOCATION

Crossing Success & Freedom from MAEs



97%
Crossing Success



98%
Freedom from MAEs

Luminal Crossing

N=97 Patients



7%
7
90
93%
True Lumen
Subintimal

Avinger's CONNECT II is an FDA approved prospective, non-randomized, global clinical study that evaluated the safety and efficacy of the Ocelot System.


PHYSICIAN
Radiation Effects
Brain
Increasing prevalence of left sided brain tumors (85%) in interventional physicians (n=31) [1]
Eyes
>3.2X risk of accelerated lens opafication (cataracts) among interventional practitioners [2]
Blood
Exacerbation of reactive oxygen species and blood-borne cancers [3]
Skin
Soft tissue cancers, hair loss, and skin mottling noticeable in non-dominant hand of MDs [4]
Lower Extremity
Revascularization procedures pose the greatest radiation risk in the hospital [5]

X-RAY RADIATION FOR 15-25CM SFA CTOS

Radiation Free Technology

29 minutes

of radiation eliminated per case when using Lumivascular



LE Revascularization X-ray Radiation Exposure
RADIATION TIME (MINS)
30
25
20
15
10
5
0
5.99
14[1]
0.24[4]
21.2[2,3]
5.3[5]
Diagnostic
CTO Crossing
Therapy
Lumivascular Guided Intervention
Fluoroscopy Guided Intervention

1) Staniloae, Cezar S., et al. "Endoluminal treatment of peripheral chronic total occlusions using the Crosser® recanalization catheter." Journal of Invasive Cardiology 23.9 (2011): 359

2) Laird, John R., et al. "Excimer laser with adjunctive balloon angioplasty and heparin-coated self-expanding stent grafts for the treatment of femoropopliteal artery in-stent restenosis." Catheterization and Cardiovascular Interventions 80.5 (2012): 852-859

3) Roberts, David, et al. "Effective endovascular treatment of calcified femoropopliteal disease with directional atherectomy and distal embolic protection: final results of the DEFINITIVE Ca++ trial." Catheterization and Cardiovascular Interventions 84.2 (2014): 236-244

4) Davis, T. Crossing Chronic Total Occlusions using zero fluoroscopy. Vascular Disease Management

5) Brodmann, M. Lumivascular Case Series, LINC 2016

PATENT OVERVIEW

Robust Intellectual Property Portfolio

Avinger has an extensive IP portfolio covering key aspects of the design, manufacturing and therapeutic use of OCT imaging catheters, atherectomy devices and imaging console

160

Total patents and pending applications

56 U.S. patents and patent applications

31 allowed & issued U.S. patents

25 pending utility applications

104 Ex-U.S. patents and patent applications

60 allowed & issued ex-U.S. patents

43 pending ex-U.S. applications

1 PCT application pending

As of December 31, 2019